

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2010

Mr. Richard E. Johnson
Senior Vice President - Finance and Chief Financial Officer
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, WI 53223

>   **Re: Badger Meter, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed February 23, 2010**
>   **File No. 000-09092**

Dear Mr. Johnson:

We have reviewed your response dated November 2, 2010 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

1.   In your next response letter, please provide, in writing from management, the three bullet-pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated September 29, 2010.

Notes to Consolidated Financial Statements, page 30

Note 7. Employee Benefit Plans, page 35

2.   We acknowledge your response to our prior comment 8. With regard to disclosure of the details of the equity securities holdings, we see your existing disclosure on page 37 of Form 10-K. However, consistent with the implementation guidance and illustrations in FASB ASC 715-20-55-17 and with a view toward providing investors an understanding of the nature and risks of assets in your current plans, in future filings please include a more comprehensive description of your equity securities specifying the amount of investment by industry type, company size or investment objective.

Item 11. Executive Compensation, page 46

3.   Your response to prior comment 12 appears to describe your general methodology for determining long-term compensation, not how you arrived at the specific long-term compensation awards to your named executive officers, including the impact their performance had on the amounts and mix of the awards and the reasons for any differences in the mix you mention. Please revise future filings, as applicable.

        You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at 202-551-3841 or Geoffrey Kruczek at 202-551-3641 with any other questions. You may also contact Martin James at 202-551-3671.

                                    Sincerely,

                                    Brian Cascio
                                    Accounting Branch Chief